1 Earnings Presentation | 2Q25 2Q 20 25 Earnings Presentation August 2025

2 Earnings Presentation | 2Q25 Agenda 1. CEO Overview 2. Business Update João Vitor Menin | Global CEO Alexandre Riccio | Brazil CEO 3. Financial Performance Santiago Stel | SVP CFO

3 Earnings Presentation | 2Q25 This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward- looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP + Non-int. CC Receivables (1.0), Risk Adjusted Net Interest Margin IEP (2.0), Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. Disclaimer

4 Earnings Presentation | 2Q25 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 39.3 11 49 91 151 183 206 243 275 287 315 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 4 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Net Income Excl.Minority Interest R$315mm net income Excl. Minorities Interest 13.9% ROE Excl. Minorities Interest R$3.6bn gross revenue R$40bn gross loan portfolio 2Q25 highlights Net Income Incl. Minority Interest Total Clients 33230729526022319516010464 40.0 Aug/25 24

5 Earnings Presentation | 2Q25 CEO Overview João Vitor Menin | Global CEO

Earnings Presentation | 2Q25

inter&co

Another strong quarter, and counting...

Inter by Design

Sustainable credit options

- Private payroll
- Home Equity
- FGTS
- Mortgages

Fee diversification

- Investments
- Global
- Shopping
- Insurance

Funding Franchise

- Millions of depositors
- Low cost of funding

Compounds Profitability

Net Income
In R$ millions

Quarter after quarter consistency


315
11
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25


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7 Earnings Presentation | 2Q25 Increase loyalty through gamification Reduce risks through financial education Expand credit penetration To creditworthy clients financial planning to better their scores 2 Building sustainable credit relationships with our clients “Meu Crédito” In App Journey 1 To delinquent customers renegotiation tools to build their scores New features launch My Credit A ss e t s id e

Earnings Presentation | 2Q25

inter&co

Enhancing UX and features to drive growth

New features launch

"Meu Porquinho Por Objetivos"

My Piggy Bank By Savings Goals

Liability side


9:41
Meu Porquinho
R$ 505,00
Rendeu R$ 5,00
Criar objetivo
Guardar automaticamente
Transforme seus cashbacks e rendimentos em dinheiro guardado no seu Porquinho.
Meu Porquinho
R$ 500,00
Rendeu R$ 5,00
Porquinho mais limite
R$ 0,00
Rendeu R$ 0,00



~529k
Savings goals created since launch[1]

+R$281M
Invested through savings goals[1]

+425k
Active clients using savings goals[1]

Note 1: As of July 24th, 2025.

8

9 Earnings Presentation | 2Q25 Note 1: According to Brand Finance 2025 ranking. Note 2: Source: Forma Turismo Valuable connection with clients translates into brand power 40mm total clients in August 7th most powerful brand in Brazil1 1st bank brand among GenZ2

10 Earnings Presentation | 2Q25 1 Business Update Alexandre Riccio | Brazil CEO

11 Earnings Presentation | 2Q25 85 NPS 1 18.6mm logins per day2 vs. 14.5 mm in June/24 4.9 Apple store rating 4.8 Play store rating 781mm financial transactions per month3 vs. 652mm in June/24 Note 1: As June/2025. Note 2: The login volume used in this calculation was based on the average of total logins per day of June/25 and June/24. Note 3: June/25. Client satisfaction enabling consistent growth in engagement

12 Earnings Presentation | 2Q25 1,571 1,668 1,796 1,854 1,927 2,058 2,111 2,172 2,376 2,439 1 5 0 1 1 ,0 01 1 ,5 01 2 ,0 0 1 2 ,5 01 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 +1.0 +1.0 +1.0 +0.9 +1.0 +1.0 +1.1 +1.0 +1.0 +1.1 0 0.5 1 1.5 +19% YoY 51.5% 52.2% 52.7% 54.0% 54.9% 55.3% 55.9% 56.9% 57.2% 57.7% 13.5 14.5 15.5 16.4 17.4 18.4 19.5 20.6 21.6 22.7 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 39.3 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 4 0. 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Active Clients Δ A ct iv e cl ie nt s Total Number of Clients In millions Business Accounts In thousands Note: Definitions are in the Glossary section of this Earnings Presentation. +3.9 +4.3 Another great quarter in client adds, also peaking in activation rate

13 Earnings Presentation | 2Q25 Cards + PIX TPV per Active Client In R$ thousand, monthly Cards + PIX TPV1 In R$ billions Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Scale of PIX volume was reduced to fit on page. %YoY +29% +16% +19% 8.6 9.2 10.3 11.7 11.9 12.3 12.9 14.1 13.7 14.6 9.9 10.4 10.9 12.2 11.3 12.0 12.6 13.7 13.2 13.9 163 177 198 230 234 266 294 337 315 346 181 197 219 253 257 290 320 364 342 374 - 1 0. 0 2 0 .0 3 0 .0 4 0 .0 5 0 .0 6 0 .0 7 0 .0 8 0 .0 9 0 .0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Credit Debit Pix Quarters of relationship +30% 0 2 4 6 8 10 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 Th ou sa nd s Consistent growth in the transactional business, with high early activation Banking 2Q25 1Q18

14 Earnings Presentation | 2Q25 Credit strategy execution with positive results across the board Real Estate Portfolio1 In R$ billions Private Payroll Portfolio In R$ millions 9.7 12.2 13.3 - 2 .0 4 .0 6 .0 8 .0 1 0. 1 2.0 1 4.0 2Q24 1Q25 2Q25 33 197 728 0 1 0 2 0 3 0 4 0 5 0 6 0 7 0 8 0 2Q24 1Q25 2Q25 37% +695 mm 78.5%, 8.2 78.5%, 9.6 78.0%, 10.1 13.7%, 1.4 12.4%, 1.5 12.5%, 1.6 7.9%, 0.8 9.1%, 1.1 9.5%, 1.2 10.5 12.3 13.0 - 2 .0 4 .0 6 .0 8 .0 1 0. 1 2.0 1 4.0 2Q24 1Q25 2Q25 24% Transactor Revolving + Overdue Installments with Interest Credit Card Portfolio Breakdown In R$ billions Credit Clients with Credit Products As % of active clients 28.7% 33.1% 33.8% 1 8.0% 2 0. % 2 2.0% 2 4.0% 2 6.0% 2 8.0% 3 0. % 3 2.0% 3 4.0% 3 6.0% 3 8.0% 2Q24 1Q25 2Q25 +5.1 p.p. Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Total Real Estate loan portfolio.

15 Earnings Presentation | 2Q25 Superior growth in fee businesses across different verticals Investments Insurance Shopping AuC Active Clients 105 154 5.7 7.9 50.0 70.0 90.0 110.0 130.0 150.0 170.0 2Q24 2Q25 YoY +38% +47% R$6.2bn Piggy Bank1 AuC +303% YoY AuC & Active Clients In R$ billions & In millions R$14.0bn AuM +127% YoY Active Contracts YoY + 6.7 p.p. +272% Active Contracts In millions & In % 2.6 9.6 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 10 .0% 12 .0% 14 .0% 16 .0% 18 .0% - 2.0 4. 0 6.0 8. 0 10.0 12.0 2Q24 2Q25 GMV & Net Take Rate In millions & In % GMV YoY + 1.7 p.p. +9% Success of new products Integrated products across verticals 9.3% GMV Converted to BNPL2 +1.1 p.p. QoQ 3.6mm Active Clients 2Q25 +13% YoY 1,136 1,237 2Q24 2Q25 Loyalty 8.3 13.6 0 .0 2 .0 4 .0 6 .0 8 .0 10 .0 12 .0 14 .0 16 .0 2Q24 2Q25 YoY +64% Clients In millions 2.6x More products used by Loop client’s vs other clients1 3.0x More cards TPV used by Loop client’s vs other clients1 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: “Meu Porquinho” in Portuguese. Note 2: Considering 2Q25 GMV of on-us transactions. Net Take Rate 5.9% 7.6% 0.0% 1.0% 2. 0% 3. 0% 4.0% 5. 0% 6.0% 7.0% 8.0% 9.0% 10.0%

16 Earnings Presentation | 2Q25 41 66 85 121 123 154 171 184 238 294 - 5 0. 1 0 .0 1 50 .0 2 0 .0 2 50 .0 3 0 .0 3 50 .0 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Assets under Inter&Co Securities custody and/or management. Best-ever performance in global account deposits growth Global 1.4 1.8 1.8 2.2 2.9 3.3 3.6 3.9 4.1 4.4 0 .5 1 .0 1 .5 2 .0 2 .5 3 .0 3 .5 4 .0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Global Clients & Deposits In millions and USD Million ~USD 1.6bn Global AuC1 2Q25 YoY +90% 34% Total Deposits Total Clients

17 Earnings Presentation | 2Q25 8. 0% 6. 9% 7. 0% 3. 7% 3. 3% 2. 4% 1. 9% 0. 08% 1. 0% 0. 58% 8.3% 8.2% 7.9% 4.2% 4.1% 2.5% 2.4% 1.6% 1.2% 0.64% 0. 0% 1.0% 2. 0% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% PIX Transactions Home Equity PF FX Transactions FGTS Loans Investing: Tesouro Direto Cards TPV Shopping GMV Private Payroll Time + Demand Deposits Public & INSS Payroll Banking / Transactional Platform Products 1 Year Ago Market Share In % Market share gains continue across the products we focus Note 1: Total number PIX transactions in 2Q25 and 2Q24 excluding transactions made outside de SPI. Market data from Banco Central do Brasil. Note 2: Amount of FX Transfers to Abroad from 2Q25 and 2Q24 Data from Banco Central do Brasil. Note 3: Total Home Equity PF Portfolio in June/2025 and Junw/2024. Market data from ABECIP. Note 4: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from Junw/2025 by Inter’s June/2025 FGTS loans portfolio. Note 5: Tesouro Direto Balance. Market data from Market: June 2025 and June 2024. Data from Tesouro Transparente. Note 6: Total cards TPV in 1Q25 and 1Q24. Market data from ABECS. Note 7: Total e-comerce GMV from 2024 and 2023. Market data from Abcomm. Note 8: Total demand and time deposits. Data data from Banco Central do Brasil from June 2025. Note 9: Market data from Banco Central do Brasil, from June 2025 and June 2024. Note 10: Inter Payroll Public and INSS loans excluding purchased portfolio. Market data from Banco Central do Brasil Data from June 2025 and June 2024. + 13 1 b p s + 93 bp s + 20 bp s + 27 bp s + 52 bp s + 55 bp s + 6 b p s + 14 8 b p s + 82 bp s + 13 bp s 1 23 4 5 6 7 9 8 10

18 Earnings Presentation | 2Q25 Financial Performance Santiago Stel | SVP CFO 1

Earnings Presentation | 2Q25

inter&co

Growing credit with focus on **ROE and long-term sustainability**

Loan Portfolio[1]
In R$ billion



23.8
3.9; 15.4%
7.3; 28.9%
1.1; 4.2%
5.0; 20.0%
1.7; 6.7%
4.9; 19.6%
1Q23
25.1
3.9; 14.9%
7.7; 29.0%
1.3; 5.0%
5.2; 19.5%
1.8; 7.0%
5.2; 19.6%
2Q23
27.0
4.2; 14.9%
8.7; 30.6%
1.6; 5.8%
5.0; 17.8%
2.0; 7.2%
5.5; 19.5%
3Q23
29.8
4.6; 14.8%
9.5; 30.5%
1.9; 6.3%
5.2; 16.7%
2.3; 7.3%
6.3; 20.4%
4Q23
30.9
4.2; 13.0%
10.1; 31.5%
2.4; 7.3%
5.1; 15.8%
2.5; 7.7%
0.3; 1.0%
6.3; 19.6%
1Q24
33.0
5.2; 14.6%
10.5; 29.5%
2.6; 7.2%
5.0; 14.0%
2.8; 7.8%
0.5; 1.5%
6.4; 17.9%
2Q24
33.7
4.7; 12.3%
10.8; 28.3%
2.9; 7.6%
5.1; 13.4%
3.1; 8.2%
0.7; 1.7%
6.5; 17.1%
3Q24
35.6
4.3; 10.5%
11.8; 28.7%
3.0; 7.4%
5.2; 12.6%
3.4; 8.4%
1.1; 2.6%
6.7; 16.3%
4Q24
37.4
4.0; 9.5%
12.3; 28.8%
3.4; 7.9%
5.5; 13.0%
3.6; 8.4%
1.3; 3.1%
7.3; 17.1%
1Q25
40.2
4.0; 9.1%
13.0; 29.6%
3.6; 8.3%
6.3; 14.4%
3.8; 8.7%
1.4; 3.1%
8.1; 18.5%
2Q25

QoQ	YoY	
+8%	**+22%**	**Total**
-2%	-24%	SMBs[2]
+6%	+24%	Credit Card
+8%	+42%	FGTS[6]
+14%	+27%	Payroll + Personal[3]
+6%	+38%	Home Equity[4]
+4%	+155%	US Mortgage[5]
+11%	+27%	Mortgage

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Loan Portfolio = Loans and advancements to costumers, gross of provision expenses. **Note 2:** SMB includes Agribusiness loans. **Note 3:** Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. **Note 4:** Home Equity includes both business and individuals' portfolio. **Nota 5:** Mortgage Loans in US market. **Note 6:** Excluding Home Equity and US Mortgage Loans.

19

Earnings Presentation | 2Q25

inter&co

Outperforming the market in loan growth

2Q25 Gross Loan Portfolio Growth and Balance

In % YoY and in R$ billions


YoY Growth
Portfolio Size
Brazilian Market Growth
42%
R$ 3.6 Bn
Δ +1.0 bn
26%
38%
R$ 3.8 Bn
Δ +1.0 bn
23%
27%
R$ 8.1 Bn
Δ +1.7 bn
13%
27%
R$ 6.3 Bn
Δ +1.3 bn
11%
24%
R$ 13.0 Bn
Δ +2.5 bn
17%
Total Portfolio Growth
22%
5%
Market Growth
11%
-24%
R$ 4.0 Bn
Δ -1.2 bn
Loan
RWA Weight
FGTS[6]
50%-60%
Home Equity[1,7]
30%-40%
Mortgage[3,5]
30%-40%
Payroll + Personal[2]
50%-75%
Credit Card[5]
60%-75%
SMB[5]
80%-70%

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Home Equity includes both business and individuals' portfolio. **Note 2:** Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. **Note3:** Excluding Home Equity Loans. **Note 4:** Only Home Equity individuals' portfolio. **Note 5:** Include Agribusiness loans. Data from Banco Central do brasil. **Note 6:** Total FGTS portfolio estimated by multiplying Inter's share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from 4Q24 by Inter's Decmeberr/2024 FGTS loans portfolio. **Note 7:** Market data from ABECIP, Home Equity PF. **Note 8:** Clients that used any credit product during the quarter.

20

21 Earnings Presentation | 2Q25 NPL > 90 days1 In % Credit Cards NPL > 90 Days per Cohort2 In % NPL 15 to 90 days1 In % NPL and Stage 3 Formation In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. 4.4% 4.7% 4.7% 4.6% 4.8% 4.7% 4.5% 4.2% 4.1% 4.2% 4.7% 4.9% 4.9% 4.8% 5.0% 5.0% 5.1% 4.9% 4.6% 4.6% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Including C.C. Rec. Excluding C.C. Rec. 1.5% 1.6% 1.6% 1.5% 1.5% 1.7% 1.7% 1.2% 1.2% 1.5% 1.5% 1.6% 1.6% 1.5% 1.5% 1.7% 1.9% 1.8% 1.7% 1.6% 0 .0% 0 .5% 1. 0% 1. 5% 2 .0% 2 .5% 3 .0% 3 .5% 4 .0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 NPL Formation Stage 3 Formation 4.3% 4.2% 4.3% 4.0% 4.4% 3.9% 3.6% 3.4% 3.8% 3.7% 4.6% 4.4% 4.5% 4.2% 4.6% 4.3% 4.1% 4.0% 4.3% 4.1% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Including C.C. Rec. Excluding C.C. Rec. Start to converge to Resolution 4,966 3 4 5 6 7 8 9 10 11 12 1Q25 4Q21 Months of Relationship Consistent strength in asset quality performance

22 Earnings Presentation | 2Q25 Coverage Ratio2 In % All-in Cost of Risk1 In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio (which includes anticipation of C.C. receivables) and securities that generates provision expenses. Note 2: Considering “Provision for expected credit losses on loan commitments”. 134% 133% 132% 134% 133% 130% 130% 136% 143%143% 0 .0% 2 0. 0% 4 0. 0% 6 0. 0% 8 0. 0% 10 0 .0% 12 0 .0% 14 0 .0% 16 0 .0% 18 0 .0% 2 0 .0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Resilient cost of risk and stable coverage ratio 5.1% 5.6% 5.5% 4.8% 4.9% 4.7% 4.9% 4.8% 4.6% 5.0% 0 .0% 1. 0% 2 .0% 3 .0% 4 .0% 5 .0% 6 .0% 7 .0% 8 .0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25

Earnings Presentation | 2Q25

inter&co

Diversified funding franchise with compounding growth

Funding & Funding per Active Client

In R$ billions & in R$ thousands



1.71
1.77
1.87
1.77
1.85
1.90
1.98
1.93
1.96
33.5
4.2; 13%
6.6; 20%
11.7; 35%
11.0; 33%
35.7
3.9; 11%
7.0; 20%
13.0; 36%
11.7; 33%
39.6
4.7; 12%
7.5; 19%
15.1; 38%
12.3; 31%
43.5
4.7; 11%
8.1; 19%
16.3; 38%
14.4; 33%
43.8
4.8; 11%
8.2; 19%
16.9; 39%
13.8; 32%
47.8
5.3; 11%
8.5; 18%
18.8; 39%
15.1; 32%
50.3
4.1; 8%
9.0; 18%
21.2; 42%
15.9; 32%
55.1
4.5; 8%
9.9; 18%
23.0; 42%
17.6; 32%
59.1
6.8; 12%
10.7; 18%
25.1; 42%
16.5; 28%
62.2
6.4; 10%
11.4; 18%
27.3; 44%
17.1; 28%
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

	QoQ	YoY
Deposits per Active Client [1]	+2%	+6%
Total	**+5%**	**+30%**
Other	-6%	+22%
Securities Issued [2]	+6%	+33%
Time Deposits [3]	+9%	+45%
Transactional Deposits [4]	+4%	+13%

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. **Note 2:** Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). **Note 3:** Excluding Conta com Pontos balance. **Note 4:** Includes Conta com Pontos correspondent balance and demand deposits.

23

24 Earnings Presentation | 2Q25 Cost of Funding1 In %, annualized Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Average CDI daily rate during the quarter. One of the lowest Costs of Funding in the industry Low funding costs as a key competitive advantage QoQ YoY +1.0 p.p. +0.6 p.p. Cost of Funding as % of CDI +1.5 p.p. +4.0 p.p. Average Daily CDI Rate +1.1 p.p. +2.6 p.p. Cost of Funding 13.7% 13.7% 13.3% 12.2% 11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 8.1% 8.0% 8.2% 7.2% 7.0% 6.8% 6.8% 7.1% 8.3% 9.4% 59.7% 58.6% 61.7% 59.2% 61.9% 64.3% 65.4% 64.2% 63.8% 64.8% 2.0% 7.0% 12.0% 17.0% 22.0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25

25 Earnings Presentation | 2Q25 726.5 71% 828 72% 845 67% 897 68% 992 71% 1,042 70% 1,164 69% 1,258 68% 1,363 74% 1,470 73% 298 29% 322 28% 420 33% 416 32% 409 29% 437 30% 512 31% 586 32% 475 26% 534 27% 1,024 1,150 1,265 1,313 1,401 1,479 1,676 1,844 1,838 2,003 1,800 1,939 2,143 2,197 2,291 2,404 2,684 2,963 3,162 3,567 - 5 00 1, 00 0 1, 50 0 2 ,0 00 2 ,50 0 3 ,0 00 3 ,50 0 4 ,0 00 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 QoQ YoY +13% +48% Total Gross Revenue +9% +35% Total Net Revenue +12% +22% Net Fee Revenue +8% +41% Net Interest Income Revenue In R$ millions Revenue growth enabled by synergies and diversification Note: Definitions are in the Glossary section of this Earnings Presentation.

26 Earnings Presentation | 2Q25 ARPAC and CTS Evolution In R$, monthly 13.6 16.0 16.9 17.1 17.8 18.1 18.7 19.6 18.2 19.1 28.8 29.6 30.5 30.2 30.1 30.4 32.5 33.6 31.4 32.3 15.2 13.7 13.7 13.1 12.4 12.3 13.8 14.0 13.1 13.1 45.9 46.1 47.7 45.9 45.2 44.7 47.2 49.3 50.0 53.7 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Margin per Active Client (Net of Interest Expenses) Net ARPAC Cost to Serve Gross ARPAC Note: Definitions are in the Glossary section of this Earnings Presentation. Strong ARPAC performance led by new cohorts Quarters of RelationshipQuarters of Relationship R$89 Mature Net ARPAC R$32 Avg. Net ARPAC R$128 Mature Gross ARPAC Gross ARPAC By Cohort In R$, monthly Net ARPAC By Cohort In R$, monthly R$54 Avg. Gross ARPAC 0 10 20 30 40 50 60 70 80 90 100 110 120 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 0 10 20 30 40 50 60 70 80 90 100 110 120 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29

27 Earnings Presentation | 2Q25 13.7% 13.7% 13.3% 12.2% 11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 8.6% 3.1% 2.5% 4.4% 5.8% 4.3% 3.2% 6.0% 8.4% 3.8% 1.0% 3. 0% 5. 0% 7. 0% 9. 0% 11.0% 13. 0% 15. 0% 6.8% 7.4% 7.1% 6.8% 7.1% 7.1% 7.5% 7.6% 7.7% 7.9%7.8% 8.6% 8.1% 7.9% 8.2% 8.2% 8.7% 8.7% 8.8% 9.1% 3.5% 3.9% 3.7% 3.9% 4.2% 4.2% 4.5% 4.6% 4.8% 4.8% 4.0% 4.4% 4.2% 4.5% 4.8% 4.9% 5.2% 5.3 5.5% 5.6% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 11.0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 NIM 2.0 NIM1, 2 In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: (Net interest income and income from securities, derivatives and foreign exchange * 4) / average of the last two periods of cash and cash equivalents, amounts due from financial institutions net of provisions for expected credit losses (excluding interbank deposits), deposits at Central Bank of Brazil, securities net of provisions for expected credit losses, derivative financial assets and loans and advances to customers, net of provisions for expected credit losses. Note 2: All-in NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio. Delivering sequential NIM growth despite external headwinds NIM 1.0 NIM 2.0 Risk-Adjusted NIM 1.0 Risk-Adjusted Average CDI of the Quarter Annualized IPCA of the Quarter Asset ÷ Equity9.0x8.9x8.4x7.9x7.7x7.3x7.9x7.5x6.8x6.7x

28 Earnings Presentation | 2Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Expenses Breakdown In R$ millions 386; 65% 348; 60% 363; 59% 365; 58% 395; 63% 403; 61% 475; 60% 496; 59% 528; 64% 540; 62% 172; 29% 186; 32% 211; 34% 221; 35% 190; 30% 204; 31% 259; 33% 284; 34% 235; 28% 257; 29% 38; 6% 41; 7% 41; 7% 41; 7% 42; 7% 53; 8% 53; 7% 61; 7% 67; 8% 77; 9% 596 575 614 628 628 660 787 841 831 873 - 1 0 2 0 0 3 0 0 4 0 0 5 0 0 6 0 0 7 0 0 8 0 0 9 0 0 1 ,0 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 QoQ YoY +5% +32% Total +14% +44% Depreciation and amortization +9% +26% Personnel +2% +34% Administrative Maintaining control on expense levels to support growth

29 Earnings Presentation | 2Q25 62.4% 53.4% 51.7% 51.4% 47.7% 47.6% 50.2% 48.4%48.3% 47.1% 62.4% 53.4% 52.4% 51.4% 47.7% 47.9% 50.7% 50.1% 48.8% 47.8% 4 2. 0% 4 7.0% 5 2. 0% 5 7.0% 6 2. 0% 6 7.0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 SG&A Net Revenue1 113 123 128 138 144 163 176 178 191 100 97 103 105 105 111 132 141 139 147 113 124 128 138 145 164 182 180 194 7 0 10 0 13 0 16 0 19 0 2 20 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Total net revenue minus tax expenses. Note 2: Notal net revnue minus tax expenses excluding IOC related tax expenses. Note 3: Excluding IOC related tax expenses. Efficiency Ratio In % Revenue and Expenses In %, index in a 100 basis Delivering operational leverage Inter Pag acquisition Efficiency Ratio IOC Adjusted3 Efficiency Ratio Net Revenue IOC Adjusted2

30 Earnings Presentation | 2Q25 0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% 12.5% 12.9% 13.9% 6 49 91 151 183 206 243 275 287 315 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Net Income & ROE In R$ millions and in % Net Income Excluding Minority Interest ROE Excluding Minority Interest Note: Definitions are in the Glossary section of this Earnings Presentation. 0.10% 0.40% 0.70% 1.05% 1.19% 1.28% 1.42% 1.50% 1.46% 1.53% 0 .0% 0 .2% 0 .4% 0 .6% 0 .8% 1 .0% 1 .2% 1 .4% 1 .6% 1 .8% ROA Excluding Minority Interest Compounding profitability quarter over quarter, reaching ~14% ROE

31 Earnings Presentation | 2Q25 Closing Remarks João Vitor Menin | Global CEO

Sustainable profitability Continued growth NETWORK EFFECTS Engaged clients Best-in-class UX Product Offering Cost Efficiency Revenue Growth Credit Underwriting Capital Allocation Net Income & ROE 2015 2020 2025 Beyond Earnings Presentation | 2Q25 Powerful network effects drive growth & profitability 32

33 Earnings Presentation | 2Q25 Subsidy Period for Conversion of BDRs to Class A Shares Until August 30, 2025

34 Earnings Presentation | 2Q25 3 Appendix

35 Earnings Presentation | 2Q25 23.0% 22.8% 23.7% 23.0% 20.3% 19.3% 17.0% 15.2% 14.7% 14.4% 1.3% 15.7% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Basel Ratio – Banco Inter S.A.4 In % 3% 3% -4% 6% 8% 6% 7% 6% 8% 2% 5% 5% 8% 10% 4% 7% 2% 6% 5% 8% -6% -4% -2% 0% 2% 4% 6% 8% 10% 12% Loan Portfolio QoQ Growth RWA QoQ Growth Tier 1 Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. 4.0 4.0 2.0 2.0 1.6 6.0 7.7 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 9 .0 Banco Inter Inter&Co Excess Capital Inter&Co1 +27% Reference Equity In R$ billions Significant excess capital in the holding structure Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold at the Inter&Co Holding level. Note 2: Additional reference equity considering minimum capital requirement of 10.5%. Note 3: Considering a Basel Ratio of 10.5%. Note 4: Pending Central Bank of Brazil approval. Basel Ratio Tier 2 Additional Capital Basel Ratio

Earnings Presentation | 2Q25

inter&co

Balance Sheet (In R$ million)

Balance Sheet	06/30/2025	03/31/2025	06/30/2024	Variation % ΔQoQ	Variation % ΔYoY
Assets					
Cash and cash equivalents	4,834	1,459	2,797	+231.4%	+72.8%
Amounts due from financial institutions	4,953	6,595	5,280	-24.9%	-6.2%
Compulsory deposits	6,180	5,648	3,726	+9.4%	+65.9%
Securities	23,860	24,703	18,276	-3.4%	+30.6%
Derivative financial instruments	1	8	7	-91.5%	-90.4%
Net loans and advances to customers	37,780	35,088	30,807	+7.7%	+22.6%
Non-current assets held-for-sale	261	258	180	+1.1%	+44.8%
Equity accounted investees	10	10	88	+0.0%	-88.2%
Property and equipment	378	359	194	+5.1%	+95.0%
Intangible assets	1,971	1,926	1,662	+2.3%	+18.6%
Deferred tax assets	1,719	1,849	1,218	-7.0%	+41.1%
Other assets	2,787	2,655	2,338	+5.0%	+19.2%
Total assets	**84,733**	**80,559**	**66,573**	**+5.2%**	**+27.3%**
Liabilities					
Liabilities with financial institutions	13,885	13,808	10,914	+0.6%	+27.2%
Liabilities with clients	46,667	43,648	35,978	+6.9%	+29.7%
Securities issued	11,378	10,698	8,543	+6.4%	+33.2%
Derivative financial liabilities	33	6	14	+466.2%	+136.4%
Other liabilities	1,910	2,195	1,982	-13.0%	-3.6%
Total Liabilities	**75,345**	**71,546**	**57,966**	**+5.3%**	**+30.0%**
Equity					
Total shareholder's equity of controlling shareholders	9,290	8,901	8,462	+4.4%	+9.8%
Non-controlling interest	98	112	146	-12.5%	-32.5%
Total shareholder's equity	**9,388**	**9,013**	**8,608**	**+4.2%**	**+9.1%**
Total liabilities and shareholder's equity	**84,733**	**80,559**	**66,573**	+5.2%	+27.3%

Income Statement (In R$ million)

Income Statement	2Q25	1Q25	2Q24	Variation % ΔQoQ	Variation % ΔYoY
Interest income from loans	2,128	1,807	1,172	+17.8%	+81.5%
Interest expenses	(1,424)	(1,179)	(773)	+20.8%	+84.3%
Income from securities and derivatives and FX	765	735	642	+4.2%	+19.2%
Net interest income and income from securities and derivatives and FX	**1,470**	**1,363**	**1,042**	**+7.8%**	**+41.0%**
Revenues from services and commissions	495	460	397	+7.7%	+24.7%
Expenses from services and commissions	(43)	(41)	(33)	+5.4%	+30.5%
Other revenues	81	56	73	+45.2%	+12.3%
Revenue	**2,003**	**1,838**	**1,479**	**+9.0%**	**+35.5%**
Impairment losses on financial assets	(569)	(514)	(421)	+10.8%	+35.1%
Net result of losses	**1,434**	**1,324**	**1,057**	**+8.3%**	**+35.6%**
Administrative expenses	(540)	(528)	(403)	+2.2%	+34.1%
Personnel expenses	(257)	(235)	(204)	+9.3%	+25.7%
Tax expenses	(177)	(136)	(99)	+30.0%	+77.9%
Depreciation and amortization	(77)	(67)	(53)	+13.6%	+44.5%
Income from equity interests in affiliates	-	-	(0)	N/M	N/M
Profit / (loss) before income tax	**384**	**358**	**298**	**+7.3%**	**+28.9%**
Income tax and social contribution	(51)	(51)	(75)	+1.2%	-31.5%
Profit / (loss)	**332**	**307**	**223**	**+8.3%**	**+49.2%**
Net income excluding minority	**315**	**287**	**206**	**+10.0%**	**+52.6%**

36

37 Earnings Presentation | 2Q25 Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Active clients per employee: Number of active clients at the end of the quarter Total number of employees at the end of the quarter, including interns Administrative efficiency ratio: Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. Assets under custody (AuC): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform. Card fee revenue: It is part of the “Revenue from services and commission” and “Other revenue” on IFRS Income Statement. Card+PIX TPV: PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. Non-IFRS measures and KPIs

Earnings Presentation | 2Q25

inter&co

Non-IFRS measures and KPIs

Card+PIX TPV per active client:
Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities} \\ \text{(demand deposits, time deposits, savings deposits, creditors by} \\ \text{resources to release, securities issued, securities sold under agreements to repurchase,} \\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes +} \\ \text{Certificates of agricultural receivables + Certificates of real estate receivables + Debenture (Fair value through} \\ \text{other comprehensive income) + Ruralproduct bill + Debentures (Amortized cost) + Investment fund quotas +} \\ \text{+ Certificates of real estate receivables + Debentures + Bank deposit certificates + Certificates of agricultural} \\ \text{receivables + Agribusiness credit bills + Commercial promissorynotes + Real estate} \\ \text{credit bills (Fair value through profit or loss)}\end{array}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personnel Expense + Administrative Expenses + Depreciation and Amortization}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss + Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense + Administrative expenses + Depreciation and amortization}}{\text{Net Interest Income + Net result from services and comissions + Other revenue − Tax expense}}$$

Efficiency ratio IOC Adjusted:

$$\frac{\text{Personnel expense + Administrative expenses + Depreciation and amortization}}{\begin{array}{c}\text{Net Interest Income + Net result from services and comissions + Other revenue −} \\ \text{Tax expense + Taxes on interest on own Capital}\end{array}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions + Other revenue}}{\text{Net Interest Income + Net result from services and comissions + Other revenue − Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and on-lending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

44

Earnings Presentation | 2Q25

inter&co

Non-IFRS measures and KPIs

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Loan portfolio:

Loans and Advance to Customers, gross of provision for expected losses

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue + Revenue foreign exchange

Net interest income:

Interest Income + Interest Expenses + Income from securities + Income from derivatives

Net revenue:

Net interest income + Net fee income

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP + Credit Card Transactional Portfolio:

Net interest income and income from securities, derivatives and foreign exchange x 4 divided by

Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits + Credit card transactor portfolio

NIM 2.0 – IEP Only:

Net interest income and income from securities, derivatives and foreign exchange x 4 divided by

Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits

NPL 15 to 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL > 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL 15 to 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL > 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers}}$$

39

Earnings Presentation | 2Q25

inter&co

Non-IFRS measures and KPIs

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{\text{Net interest income and income from securities, derivatives and foreign Exchange x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents} + \text{Amounts due from financial institutions, net of provisions for expected credit losses} + \text{Deposits at Central Bank of Brazil} + \text{Securities, net of provisions for expected losses} + \text{Derivative financial assets} + \text{Loans and advances to customers, net of provisions for expected credit losses)} - \text{Interbank deposits}}$$

Risk-Adjusted NIM 2.0:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign Exchange x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents} + \text{Amounts due from financial institutions, net of provisions for expected credit losses} + \text{Deposits at Central Bank of Brazil} + \text{Securities, net of provisions for expected losses} + \text{Derivative financial assets} + \text{Loans and advances to customers, net of provisions for expected credit losses)} - \text{Interbank deposits} - \text{Credit card transactor portfolio}}$$

SG&A:

$$\text{Administrative Expenses} + \text{Personnel Expenses} + \text{Depreciation and Amortization}$$

Securities:

$$\text{Income from securities and derivatives} - \text{Income from derivatives}$$

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

40

41